UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Bona Film Group Limited

(Name of Issuer)

Ordinary Shares, par value $0.0005 per share

(Title of Class of Securities)

09777B107**

(CUSIP Number)

Yao Sun

17/F, CITIC Securities Tower

No. 48 Liangmaqiao Road

Chaoyang District

Beijing

People's Republic of China

Telephone: +86 (10) 6083-7800

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

with a copy to:

Ke Geng
O'Melveny & Myers LLP
Yin Tai Centre, Office Tower, 37th Floor No. 2 Jianguomenwai Ave. Chao Yang District Beijing People's Republic of China
Telephone: +86-10-6563-4261

December 15, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**  This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, of Bona Film Group Limited, each two representing one Ordinary Share. No CUSIP has been assigned to the Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09777B107

1	NAME OF REPORTING PERSONS Uranus Connection Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 2,032,689

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 2,032,689

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,032,689

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%[1]

14	TYPE OF REPORTING PERSON CO

1 Relying on information provided by the Issuer in its Form 6-K filed on November 25, 2015, this percentage is calculated based on 32,402,346 Ordinary Shares outstanding on September 30, 2015.

CUSIP No. 09777B107

1	NAME OF REPORTING PERSONS Gstone Investment International Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 2,032,689

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 2,032,689

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,032,689

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%[1]

14	TYPE OF REPORTING PERSON CO

1 Relying on information provided by the Issuer in its Form 6-K filed on November 25, 2015, this percentage is calculated based on 32,402,346 Ordinary Shares outstanding on September 30, 2015.

CUSIP No. 09777B107

1	NAME OF REPORTING PERSONS Goldstone Investment International Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong Special Administrative Region

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 2,032,689

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 2,032,689

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,032,689

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%[1]

14	TYPE OF REPORTING PERSON CO

1 Relying on information provided by the Issuer in its Form 6-K filed on November 25, 2015, this percentage is calculated based on 32,402,346 Ordinary Shares outstanding on September 30, 2015.

CUSIP No. 09777B107

1	NAME OF REPORTING PERSONS Goldstone Boxin Investment Management Co., Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 2,032,689

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 2,032,689

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,032,689

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%[1]

14	TYPE OF REPORTING PERSON CO

1 Relying on information provided by the Issuer in its Form 6-K filed on November 25, 2015, this percentage is calculated based on 32,402,346 Ordinary Shares outstanding on September 30, 2015.

CUSIP No. 09777B107

1	NAME OF REPORTING PERSONS Goldstone Investment Co., Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 2,032,689

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 2,032,689

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,032,689

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%[1]

14	TYPE OF REPORTING PERSON CO

1 Relying on information provided by the Issuer in its Form 6-K filed on November 25, 2015, this percentage is calculated based on 32,402,346 Ordinary Shares outstanding on September 30, 2015.

CUSIP No. 09777B107

1	NAME OF REPORTING PERSONS CITIC Securities Company Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIREDPURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 2,032,689

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 2,032,689

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,032,689

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%[1]

14	TYPE OF REPORTING PERSON CO

1 Relying on information provided by the Issuer in its Form 6-K filed on November 25, 2015, this percentage is calculated based on 32,402,346 Ordinary Shares outstanding on September 30, 2015.

Item 1.    Security and Issuer.

This Statement on Schedule 13D (the “Schedule 13D”) relating to the ordinary shares, par value $0.0005 per share (the “Shares”), of Bona Film Group Limited, an exempted company organized under the laws of the Cayman Islands (the “Issuer”), is filed on behalf of (i) Uranus Connection Limited (“Uranus”), by virtue of its direct beneficial ownership of the Shares of the Issuer, (ii) Gstone Investment International Ltd. (“Gstone”), by virtue of its indirect beneficial ownership of the Shares of the Issuer, (iii) Goldstone Investment International Limited (“Goldstone HK”), by virtue of its indirect beneficial ownership of the Shares of the Issuer; (iv) Goldstone Boxin Investment Management Co., Ltd. (“Goldstone Boxin”), by virtue of its indirect beneficial ownership of the Shares of the Issuer; (v) Goldstone Investment Co., Ltd. (“Goldstone”), by virtue of its indirect beneficial ownership of the Shares of the Issuer; and (vi) CITIC Securities Company Limited (“CITIC Securities”), by virtue of its indirect beneficial ownership of the Shares of the Issuer (collectively, the “Reporting Persons” and each a “Reporting Person”). The principal executive office of the Issuer is located at 18/F, Tower 1, U-town Office Building, No. 1 San Feng Bei Li, Chaoyang District, Beijing 100020, the People’s Republic of China.

Item 2.    Identity and Background.

The Schedule 13D is being filed jointly by (i) Uranus, a company incorporated with limited liability under the laws of the British Virgin Islands, (ii) Gstone, a company incorporated with limited liability under the laws of the British Virgin Islands, (iii) Goldstone HK, a company incorporated under the laws of the Hong Kong Special Administrative Region (“Hong Kong”), (iv) Goldstone Boxin, a limited liability company incorporated under the laws of the People’s Republic of China (the “PRC”), (v) Goldstone, a limited liability company incorporated under the laws of the PRC, and (vi) CITIC Securities, a joint stock company incorporated under the laws of the PRC.

Uranus is a direct wholly-owned subsidiary of Gstone and is principally engaged in investment holding business. The address of the registered office of Uranus is NovaSage Chambers, P.O. Box 4389, Road Town, Tortola, British Virgin Islands. The business address of Uranus is c/o 17/F, CITIC Securities Tower, No. 48 Liangmaqiao Road, Chaoyang District, Beijing, the PRC.

Gstone is a direct wholly-owned subsidiary of Goldstone HK and is principally engaged in investment holding business. The address of the registered office of Gstone is Sertus Chambers, P. O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands. The business address of Gstone is c/o 17/F, CITIC Securities Tower, No. 48 Liangmaqiao Road, Chaoyang District, Beijing, the PRC.

Goldstone HK is a direct wholly-owned subsidiary of Goldstone Boxin and is principally engaged in investment holding business. The address of the registered office of Goldstone HK is 1501(682), 15/F., SPA Centre, 53-55 Lockhart Road, Wanchai, Hong Kong. The business address of Goldstone HK is c/o 17/F, CITIC Securities Tower, No. 48 Liangmaqiao Road, Chaoyang District, Beijing, the PRC.

Goldstone Boxin is a direct wholly-owned subsidiary of Goldstone and is principally engaged in investment management and consulting and investment holding business. The registered address of Goldstone Boxin is 201, Block A, No.1 Qianwan 1st Road, Qianhai, Shenzhen, the PRC. The business address of Goldstone Boxin is c/o 17/F, CITIC Securities Tower, No. 48 Liangmaqiao Road, Chaoyang District, Beijing, the PRC.

Goldstone is a direct wholly-owned subsidiary of CITIC Securities and its principal business is private equity investment. The registered address and business address of Goldstone is 17/F, CITIC Securities Tower, No. 48 Liangmaqiao Road, Chaoyang District, Beijing, the PRC.

CITIC Securities is a China-based full-service investment bank that is listed on the Shanghai Stock Exchange. The registered address of CITIC Securities is CITIC Securities Tower, No. 8 Zhong Xin San Road, Futian District, Shenzhen, the PRC. The business address of CITIC Securities is CITIC Securities Tower, No. 48 Liangmaqiao Road, Chaoyang District, Beijing, the PRC.

The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of each of the Reporting Persons are set forth on Schedule A hereto and are incorporated herein by reference.

During the last five years, none of the Reporting Persons and, to the best of their knowledge, none of the persons listed on Schedule A hereto has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons entered into a Joint Filing Agreement on December 23, 2015 (the “Joint Filing Agreement”), pursuant to which they have agreed to file the Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended. A copy of the Joint Filing Agreement is attached hereto as Exhibit 99.1.

Item 3.    Source and Amount of Funds or Other Consideration.

On October 19, 2015, Uranus entered into an investment agreement (the “Investment Agreement”) with Skillgreat Limited (“Skillgreat”), Vantage Global Holdings Ltd (“Vantage”), and Mr. Yu Dong (the “Chairman”, together with Skillgreat and Vantage, the “Chairman Parties”), pursuant to which Skillgreat issued to Uranus, and Uranus subscribed from Skillgreat, a loan note (the “Loan Note”) in an aggregate principal amount of US$68,072,463.42 and an exchangeable note (the “Exchangeable Note”, and together with the Loan Note, the “Notes”) in an aggregate principal amount of US$55,695,651.88. The aggregate proceeds from the issuance of the two Notes were used by the Chairman Parties to finance the acquisition by Skillgreat of all of the 663,201 American Depositary Shares (the “ADSs”), each two representing one Share, owned by Peak Reinsurance Company Limited and all of the 39,116 ADSs and 4,165,926 Shares owned by Fidelidade-Companhia de Seguros, S.A., at a price of $13.70 per ADS or $27.4 per Share. The information disclosed in this paragraph is qualified in its entity by reference to the Investment Agreement, a copy of which is filed as Exhibit 99.2 and is incorporated by reference in its entirety.

The Exchangeable Note matures on October 22, 2018 and does not bear interest. The Exchangeable Note may be exchanged under certain circumstances, at the election of Uranus, into Shares at an exchange price of US$27.4 per Share or equity interest in the holding company of the surviving company as defined in the Consortium Agreement (the “Consortium Agreement”), dated June 12, 2015, by and among the Chairman, Skillgreat, Fosun International Limited, Orrick Investments Limited, Peak Reinsurance Company Limited, Fidelidade-Companhia de Seguros, S.A., Sequoia Capital China I, L.P., Sequoia Capital China Partners Fund I, L.P. and Sequoia Capital China Principals Fund I, L.P., which was filed as Exhibit 99.3 to Schedule 13D Amendment No. 3 filed by the Chairman Parties with the Securities and Exchange Committee (the “SEC”) on June 17, 2015, and is incorporated herein by reference in its entirety.

Pursuant to the terms of the Investment Agreement, the Chairman Parties agreed to use their respective commercially reasonable efforts to (A) cause Uranus or its designated affiliate(s) (collectively, the “Uranus Parties”) to become a party to the Consortium Agreement by entering into an amendment to the Consortium Agreement with other parties thereto on terms reasonably acceptable to Uranus and participate as an equity sponsor in the buyer consortium formed for purpose of undertaking the transactions contemplated by the Consortium Agreement (subject to the terms and conditions of the Consortium Agreement) as soon as practicable, and (B) cause an individual designed by the Uranus Parties to be appointed to the board of directors of the surviving company after the closing of the transactions contemplated by the Consortium Agreement.

Pursuant to the terms of certain share charges (each, a “Share Charge”), each dated as of October 27, 2015, Skillgreat agreed to pledge an aggregate of 4,517,085 Shares to Uranus to secure its obligations under the Notes. In the event that an event of default (as defined under the relevant Note) has occurred, the holder of the Note may, among other things, require all or any part of the relevant Note be redeemed at the outstanding principal amount plus all accrued and unpaid interest thereon together with default interest, if any, and/or exercise its right under the relevant Share Charge, including its rights of enforcement of the collateral. The information disclosed in this paragraph is qualified in its entirety by reference to the Share Charges, the copies of which are filed as Exhibits 99.3 and 99.4, and which are incorporated herein by reference in their entirety.

On November 25, 2015, the Chairman Parties entered into a loan agreement (the “November 25 Loan Agreement”) with Uranus pursuant to which Skillgreat issued to Uranus, and Uranus subscribed from Skillgreat, a loan note in an aggregate principal amount of US$97,660,641.80. The aggregate proceeds from the issuance of the loan note will be used to finance the Chairman Parties’ commitment under the applicable equity commitment letter. The information disclosed in this paragraph is qualified in its entirety by reference to the November 25 Loan Agreement, the copy of which is filed as Exhibits 99.5, and which is incorporated herein by reference in its entirety.

To secure Skillgreat’s obligation under the above-mentioned loan note, Skillgreat pledged a total of 3,564,257 Shares pursuant to a share charge dated as of November 30, 2015 (the “November 30 Share Charge”). The information disclosed in this paragraph is qualified in its entirety by reference to the November 30 Share Charge, the copy of which is filed as Exhibits 99.6, and which is incorporated herein by reference in its entirety.

On December 14, 2015, the Chairman Parties and Uranus entered into a side letter (the “Side Letter”) in connection with the Investment Agreement, pursuant to which the Chairman Parties agreed that Uranus may exercise the exchange right at any time on or after the earlier of (i) the execution of the interim investors agreement by, among others, Uranus or its affiliates; or (ii) the execution of the merger agreement but in each case of (i) and (ii), on or before the tenth business day following the execution thereof, so that upon Uranus’ exercise of the exchange right, the Chairman Parties would transfer 2,032,689 Shares to Uranus. The information disclosed in this paragraph is qualified in its entirety by reference to the Side Letter, the copy of which is filed as Exhibits 99.7, and which is incorporated herein by reference in its entirety.

On December 15, 2015, Uranus exercised its exchange right over the entire principal amount of the Exchange Note to acquire 2,032,689 Shares (the “Exchanged Shares”) from Skillgreat. On December 23, 2015, the transfer of the Exchanged Shares from Skillgreat to Uranus was completed and the Share Charge on the Exchanged Shares was released and discharged. As a result of the transactions described above, the Reporting Persons beneficially own approximately 6.3% of the Issuer’s outstanding Shares.

Pursuant to an agreement and plan of merger, dated as of December 15, 2015 (the “Merger Agreement”), by and among the Issuer, Mountain Tiger International Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), and Mountain Tiger Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”), subject to the terms and conditions thereof, Merger Sub will be merged with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving corporation and becoming a wholly owned subsidiary of Parent. Under the terms of the Merger Agreement, each Share, including Shares represented by ADSs, issued and outstanding immediately prior to the effective time of the Merger will be cancelled in consideration for the right to receive US$27.40 per Share or US$13.70 per ADS, in each case, in cash, without interest and net of any applicable withholding taxes, except for (a) Shares held by Rollover Shareholders (as defined below) (the “Rollover Shares”), (ii) Shares (including Shares represented by ADSs) owned by Parent, Merger Sub or the Issuer (as treasury shares, if any) and any Shares (including Shares represented by ADSs) reserved (but not yet allocated) by the Issuer for settlement upon exercise or vesting of any Issuer share awards or by any direct or indirect wholly owned subsidiary of Parent, Merger Sub or the Issuer, and (iii) Shares owned by holders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger pursuant to Section 238 of the Companies Law of the Cayman Islands, which Shares will be cancelled at the effective time of the Merger for the right to receive the appraised value of such Shares determined in accordance with the provisions of Section 238 of the Companies Law of the Cayman Islands. In addition, if the Merger is consummated, the ADSs would be delisted from the NASDAQ Select Global Market, the Issuer’s obligations to file periodic report under the Securities Exchange Act of 1934, as amended, would be terminated, and the Issuer will be privately held by the members of the Consortium (as defined below). The information disclosed in this paragraph is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 99.8, and is incorporated herein by reference in its entirety.

The Chairman Parties, Fosun International Limited, Orrick Investments Limited, Sequoia Capital China I., L.P., Sequoia Capital China Partners Fund I, L.P., Sequoia Capital China Principals Fund I, L.P., SAIF Partners IV L.P. and Uranus (collectively, the “Rollover Shareholders”), Alibaba Pictures Group Limited, Oriental Power Holdings Limited and All Gain Ventures Limited (collectively with the Rollover Shareholders, the “Consortium”) anticipate that approximately US$375 million is expected to be expended to complete the Merger. This amount includes (a) the estimated funds required by Parent to (i) purchase the outstanding Shares (including Shares represented by ADSs) owned by shareholders of the Issuer other than the Rollover Shareholders at a purchase price of US$27.4 per Share or US$13.7 per ADS, (ii) settle the outstanding options to purchase Shares under the 2009 Stock Incentive Plan and the 2010 Stock Incentive Plan of the Issuer, and (b) the estimated transaction costs associated with the transactions contemplated by the Merger Agreement (the “Transactions”).

The Transactions will be funded through cash contributions contemplated by equity commitment letters, dated as of December 15, 2015 (the “Equity Commitment Letters”), by and between Parent and each of the Chairman, Alibaba Pictures Group Limited, Oriental Power Holdings Limited, Uranus and Mr. Zhanshan Xie (collectively, the “Sponsors”). Under the terms and subject to the conditions of the Equity Commitment Letters, the Sponsors will provide equity financing in an aggregate amount of US$365,976,730.70 to Parent to consummate the Merger.

Under the terms and subject to the conditions of the Equity Commitment Letter by Uranus (“Uranus Equity Commitment Letter”), Uranus will provide equity financing in an aggregate amount of US$79,904,208.80. The information disclosed in this paragraph is qualified in its entirety by reference to the Uranus Equity Commitment Letter, a copy of which are filed as Exhibit 99.9, and which is incorporated herein by reference in its entirety.

Concurrently with the execution of the Merger Agreement, the Rollover Shareholders entered into a support agreement dated as of December 15, 2015 (the “Support Agreement”) with Parent providing that the Rollover Shares, in connection with and at the effective time of the Merger, will be cancelled for no consideration. The information disclosed in this paragraph is qualified in its entirety by reference to the Support Agreement, a copy of which is filed as Exhibit 99.10, and which is incorporated herein by reference in its entirety.

Concurrently with the execution of the Merger Agreement, Uranus entered into a limited guarantee in favor of the Issuer (the “Limited Guarantee”). Under the Limited Guarantees, Uranus guaranteed in favor of the Issuer a portion of the payment obligations of Parent and Merger Sub under the Merger Agreement. The information disclosed in this paragraph is qualified in its entirety by reference to the Limited Guarantee, a copy of which is filed as Exhibit 99.11, and which is incorporated herein by reference in its entirety.

Concurrently with the execution and delivery of the Merger Agreement, Parent, Merger Sub, Chairman Parties, Uranus and other parties entered into an interim investors agreement (the “Interim Investors Agreement”) which governs the relationship among the parties thereto with respect to the Merger Agreement and matters relating thereto until the earlier of the termination of the Merger Agreement or consummation of the Merger. The Interim Investors Agreement provides for, among other things and, subject to certain limitations or exceptions therein, (i) the mechanism for making decisions relating to the Merger Agreement and ancillary agreements pending consummation of the Merger, (ii) the mechanism for making decisions relating to the equity financing pending consummation of the Merger, and the right of Parent and Sponsors to enforce (including by specific performance) the provisions of each Equity Commitment Letter and the Support Agreement, (iii) the entrance into, concurrent with the consummation of the Merger, a shareholder’s agreement of Parent by all parties to the Interim Investors Agreement, and (iv) certain fee and expense sharing arrangements among the parties thereto. The information disclosed in this paragraph is qualified in its entirety by reference to the Interim Investors Agreement, a copy of which is filed as Exhibit 99.12, and which is incorporated herein by reference in its entirety.

The funds used by Uranus to subscribe for the Notes and participate in the transactions described above, including the Merger, were or will be funded through inter-company unsecured loans extended by CITIC Securities Finance MTN Co., Ltd., a company incorporated with limited liability under the laws of the British Virgin Islands which is indirectly wholly owned by CITIC Securities and is an affiliate of Uranus.

Item 4.    Purpose of Transaction.

As described in Item 3 above, which descriptions are incorporated by reference in this Item 4, this Schedule 13D is being filed in connection with the acquisition of the Exchanged Shares by Uranus and Uranus’s participation in the transactions described in Item 3 above, including the Merger.

Except as indicated above, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of the transactions that have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer.

(a) & (b) The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Statement are hereby incorporated by reference in this Item 5. As of the date of this Schedule 13D, each Reporting Person may be deemed to have beneficial ownership and shared voting power to vote or direct the vote of 2,032,689 Shares.

The Reporting Persons may be deemed to be members of a “group” with the other parties (collectively, the “Other Parties”) to the Investment Agreement, the Support Agreement and the Interim Investors Agreement pursuant to Section 13(d) of the Act as a result of entering into these agreements with the Other Parties. However, each Reporting Person expressly disclaims beneficial ownership of the Shares beneficially owned by the Other Parties. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons beneficially owns any Shares that are beneficially owned by any of the Other Parties. The Reporting Persons are only responsible for the information contained in this Schedule 13D and assume no responsibility for information contained in any other Schedules 13D filed by any of the Other Parties.

Each Reporting Person expressly disclaims any beneficial ownership of the Shares held by each other Reporting Person except to the extent of their respective pecuniary interest therein.

CITIC Securities owns the entire equity interests of Goldstone and is the ultimate controller of Uranus. CITIC Securities does not exercise investment and voting control over the Shares held by Uranus and expressly disclaims its beneficial ownership in all Shares held by Uranus except to the extent of its pecuniary interest therein. Goldstone Investment Co., Ltd. and its intermediate holding vehicles which own the equity interests in Uranus have sole investment and voting control over the Shares acquired by Uranus and may be deemed to beneficially own all of the Shares held by Uranus.

(c) There have been no transactions of the Shares by any of the Reporting Persons in the past 60 days, other than as described herein.

(d) Not Applicable.

(e) Not Applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The information set forth in Item 3 is hereby incorporated by reference in this Item 6.

Except as described above or elsewhere in this Schedule 13D or incorporated by reference in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or, to the best of their knowledge, any of the persons named in Schedule A hereto and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.    Material to be Filed as Exhibits.

Exhibit 99.1: Joint Filing Agreement, among each Reporting Person, dated December 23, 2015.

Exhibit 99.2: Investment Agreement by and among the Chairman Parties and Uranus dated October 19, 2015 (incorporated by reference to Exhibit 99.1 to Schedule 13D Amendment No. 5 filed by the Chairman Parties on October 27, 2015).

Exhibit 99.3: Share Charge by and between Skillgreat and Uranus dated October 27, 2015. (incorporated by reference to Exhibit 99.2 to Schedule 13D Amendment No. 5 filed by the Chairman Parties on October 27, 2015).

Exhibit 99.4: Share Charge by and between Skillgreat and Uranus dated October 27, 2015. (incorporated by reference to Exhibit 99.3 to Schedule 13D Amendment No. 5 filed by the Chairman Parties on October 27, 2015).

Exhibit 99.5: Loan Agreement by and among the Chairman, Skillgreat, Vantage and Uranus dated as of November 25, 2015 (incorporated by reference to Exhibit 99.8 to Schedule 13D Amendment No. 6 filed by the Chairman Parties on December 18, 2015).

Exhibit 99.6: Share Charge by and between Skillgreat and Uranus, dated as of November 30, 2015 (incorporated by reference to Exhibit 99.9 to Schedule 13D Amendment No. 6 filed by the Chairman Parties on December 18, 2015).

Exhibit 99.7: Side Letter by and among the Chairman Parties and Uranus, dated as of December 14, 2015 (incorporated by reference to Exhibit 99.12 to Schedule 13D Amendment No. 6 filed by the Chairman Parties on December 18, 2015).

Exhibit 99.8: Merger Agreement, by and among the Issuer, Parent and Merger Sub (incorporated by reference to Exhibit 99.2 to Bona Film Group Limited’s Report of Foreign Private Issuer filed on Form 6-K on December 15, 2015).

Exhibit 99.9: Equity Commitment Letter, dated December 15, 2015, by and between Parent and Uranus.

Exhibit 99.10: Support Agreement by and among Parent, the Chairman, Skillgreat, Vantage, Fosun International Limited, Orrick Investments Limited, Sequoia Capital China I., L.P., Sequoia Capital China Partners Fund I, L.P., Sequoia Capital China Principals Fund I, L.P., SAIF Partners IV L.P. and Uranus, dated as of December 15, 2015 (incorporated by reference to Exhibit 99.7 to Schedule 13D Amendment No. 6 filed by the Chairman Parties on December 18, 2015).

Exhibit 99.11: Limited Guarantee, dated December 15, 2015, by Uranus in favor of the Issuer.

Exhibit 99.12: Interim Investors Agreement, dated December 15, 2015, by and among Parent, Merger Sub, Chairman Parties, Uranus, SAC Finance Company Limited, Willow Investment Limited, All Gain Ventures Limited, SAIF Partners IV L.P., Sequoia Capital China I, L.P., Sequoia Capital China Partners Fund I, L.P., Sequoia Capital China Principals Fund I, L.P., Fosun International Limited, and Orrick Investments Limited (incorporated by reference to Exhibit 99.10 to Schedule 13D Amendment No. 6 filed by the Chairman Parties on December 18, 2015).

* * * * *

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 23, 2015

Gstone Investment International Ltd.

By:	/s/ WANG Dongming
Name:	WANG Dongming
Title:	Director

Goldstone Investment International Limited

By:	/s/ WANG Dongming
Name:	WANG Dongming
Title:	Director

Goldstone Boxin Investment Management Co., Ltd.

By:	/s/ WANG Dongming
Name:	WANG Dongming
Title:	Chairman of the Board of Directors

Goldstone Investment Co., Ltd.

By:	/s/ WANG Dongming
Name:	WANG Dongming
Title:	Chairman of the Board of Directors

CITIC Securities Company Limited

By:	/s/ WANG Dongming
Name:	WANG Dongming
Title:	Chairman of the Board of Directors

Uranus Connection Limited

By:	/s/ SUN Yao
Name:	SUN Yao
Title:	Chief Executive Officer

SCHEDULE A

Directors and Executive Officers

The names of the directors and the names and titles of the executive officers of each of the Reporting Persons and their principal occupations are set forth below.

I. Uranus Connection Limited

Name	Position	Present Principal Occupation	Citizenship
Shuguang Qi	Sole Director	*	PRC
Yao Sun	Chief Executive Officer	*	United States

* The principal occupation is the same as his/her position with Goldstone.

The business address of each of the director and executive officer is c/o 17/F, CITIC Securities Tower, No. 48 Liangmaqiao Road, Chaoyang District, Beijing, the PRC.

II. Gstone Investment International Ltd.

Name	Position	Present Principal Occupation	Citizenship
Dongming Wang	Director	Chairman of CITIC Securities Company Limited	PRC
Xiaobo Ge	Director	Chief Finance Officer of CITIC Securities Company Limited	PRC
Shuguang Qi	Director	*	PRC

* The principal occupation is the same as his/her position with Goldstone.

The business address of each of the directors is c/o 17/F, CITIC Securities Tower, No. 48 Liangmaqiao Road, Chaoyang District, Beijing, the PRC.

III. Goldstone Investment International Limited

Name	Position	Present Principal Occupation	Citizenship
Dongming Wang	Director	Chairman of CITIC Securities Company Limited	PRC
Xiaobo Ge	Director	Chief Finance Officer of CITIC Securities Company Limited	PRC
Shuguang Qi	Director	*	PRC

* The principal occupation is the same as his/her position with Goldstone.

The business address of each of the directors is c/o 17/F, CITIC Securities Tower, No. 48 Liangmaqiao Road, Chaoyang District, Beijing, the PRC.

IV. Goldstone Boxin Investment Management Co., Ltd.

Name	Position	Present Principal Occupation	Citizenship
Dongming Wang	Director	Chairman of CITIC Securities Company Limited	PRC
Xiaobo Ge	Director	Chief Finance Officer of CITIC Securities Company	PRC
Shuguang Qi	Director and General Manager	*	PRC

* The principal occupation is the same as his/her position with Goldstone.

The business address of each of the directors and executive officer is c/o 17/F, CITIC Securities Tower, No. 48 Liangmaqiao Road, Chaoyang District, Beijing, the PRC.

V. Goldstone Investment Co., Ltd.

Name	Position	Present Principal Occupation	Citizenship
Dongming Wang	Director	Chairman of CITIC Securities Company Limited	PRC
Xiaobo Ge	Director	Chief Finance Officer of CITIC Securities Company	PRC
Shuguang Qi	Director and General Manager	*	PRC

* The principal occupation is the same as his/her position with Goldstone.

The business address of each of the directors and executive officer is c/o 17/F, CITIC Securities Tower, No. 48 Liangmaqiao Road, Chaoyang District, Beijing, the PRC.

VI. CITIC Securities Company Limited

Name	Position	Present Principal Occupation	Citizenship
Dongming Wang	Director, Chairman	*	PRC
Boming Cheng	Director, General Manager	*	PRC
Ke Yin	Director, Vice Chairman	*	PRC
Lefei Liu	Director, Vice Chairman	*	PRC
Jun Fang	Director	*	PRC
Xiaoqiu Wu	Independent Director	Professor of Renmin University of China	PRC
Gangwei Li	Independent Director	*	PRC
Geping Rao	Independent Director	Professor of Peking University	PRC
Xiaobo Ge	Chief Finance Officer, Managing Director	*	PRC

* The principal occupation is the same as his/her position with CITIC Securities.

The business address of each of the directors and executive officers is c/o 10/F, CITIC Securities Tower, No. 48 Liangmaqiao Road, Chaoyang District, Beijing, the PRC.

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